SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated August 24, 2011 filed by the Company with the Comisión Nacional de Valores.

THE AUDIT COMMITTEE’S ACTION PLAN

Overview

To discharge its duties, the Audit Committee shall hold meetings at periodical intervals, keep minutes to record each meeting’s proceedings and/or decisions and then transcribe these minutes unto the Audit Committee Book in place to such end. Should a matter be considered significant and/or urgent enough, the Committee may call special meetings to discuss it.

The following are some of the matters to be considered:

a.	APPOINTMENT OF EXTERNAL AUDITORS AND THE AUDIT ENGAGEMENT

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The Audit Committee shall hand down an opinion on the proposal concerning the appointment of the external auditor (i.e., whether for continuity or for change) to be submitted by the Board to the Annual Shareholders’ General Meeting assessing the auditors’ background details to determine if there are technical and ethical grounds to support their appointment. The Audit Committee shall also evaluate whether the auditors meet the independency requirements imposed by currently applicable rules and regulations.

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A further corroboration shall be made as to whether the regular and the alternate certifying auditors have filed with the Argentine Securities Commission the affidavits mandated by the Executive Order 677/01 Section 12 for the disclosure of criminal, administrative or professional sanctions.

•	Besides, the proposed professional services firm shall be required to produce a statement in writing of its independence commitment and of the independence policies it has in place.

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The proposal for external audit services and the relevant fees shall have to be pre-approved, with a breakdown of both audit and non-audit services and a verification shall be made that the services proposed are permitted with a view to safeguarding the independence principle.

•	Consideration shall be given to the external audit plan and, should the Audit Committee see it fit, it shall suggest changes.

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Meetings shall be scheduled to consider accounting information, to analyze, in particular, any changes in the generally accepted accounting principles or in the manner of application, any matters considered highly significant as well as any potentially controversial matter and any qualification in the auditors’ report.

•	Meetings shall also be held with the External Auditors as a part of the follow-up on the implementation of the International Financial Reporting Standards.

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The Audit Committee shall corroborate that the action plan submitted by the External Auditors is executed and analyze any recommendations advanced by them. The Audit Committee shall also follow up on the testing work that will be conducted by the External Auditors with a view to the Sarbanes Oxley certification and it shall be kept abreast of any material and significant weaknesses identified.

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Upon submitting its Annual Performance Report, the Audit Committee shall report on the External Auditors’ fees as invoiced during the fiscal year, with a breakdown between the audit services and the non-audit, assurance services and it shall render its opinion on the execution of the External Audit.

b.	THE INTERNAL AUDIT

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Every year, the Audit Committee shall consider the Internal Audit’s Action Plan and the scope proposed for its reviews and it shall be entitled to request changes based on risk considerations. Furthermore, the Audit Committee shall review the work team composition and the technical resources applied to the audit.

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Meetings shall be called at regular intervals to follow up on the Internal Audit plan on the understanding that the Audit Committee is to be advised of any difficulties that may hinder the implementation of the plan. The Audit Committee shall consider the reports issued on each review and the audit recommendations in each case, as well as the extent to which the affected areas have heeded these recommendation with an eye to improving procedures.

•	Meetings with the CEO may be called to discuss any matters arising from the Internal Audit report that are so significant as to warrant said meetings.

•	The Audit Committee’s Annual Performance Report, which will be submitted for consideration together with the Annual Financial Statements, shall include an opinion on the Internal Audit.

c.	FINANCIAL INFORMATION – THE COMPANY’S ADMINISTRATIVE/ACCOUNTING AND INTERNAL CONTROL SYSTEMS.

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The Audit Committee shall oversee the reliability of the Company’s financial information as well as all other data released to the markets in keeping with the procedure to disclose highlights and financial information.

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The Audit Committee shall supervise the operation of the Company’s internal control systems as well as its administrative/accounting system based on the reviews made by the Internal Audit and the External Audit discussed in a) and b) above and in meetings held with personnel from different areas. The Audit Committee shall be in contact with the CEO for the discussion of issues that are within the purview of the Audit Committee and of the matters identified in the Internal Audit reports mentioned in b) above.

•	The Audit Committee shall corroborate that the Plan for implementing the International Financial Reporting Standards (IFRS) is being executed.

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The Audit Committee shall monitor the performance of the tasks necessary for obtaining the SOX certification and if significant or material weaknesses were identified, the Audit Committee shall corroborate that any remediation actions have been undertaken.

•	The Audit Committee shall encourage the design and issuance of policies, standards and procedures to ensure that operations are efficient and that controls are efficacious.

d.	RISK MANAGEMENT

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The Audit Committee shall continue to supervise the implementation of risk management policies. In particular, it will delve into the aspects concerning fraud prevention, information security, regulatory compliance and the enforcement of the Code of Ethics.

e.	IRREGULARITIES REPORT

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Based on the quarterly reports submitted by the Ethics Committee, the Audit Committee shall continue to keep abreast of any complaints received through the channels in place to that end, as well as of the inquiries undertaken in each case and of their subsequent resolution. These actions allow the Audit Committee to verify that the Company’s Code of Ethics is being effectively enforced.

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The e-mail address that serves as an ethics line will continue to be available for receiving reports on alleged irregularities or non-compliances concerning accounting or control matters that may have an impact on the audit and that are, according to the SOX, within the purview of the Audit Committee. Should the situation call for it, the Audit Committee shall take appropriate action.

f.	TRANSACTIONS WITH RELATED PARTIES – VESTED INTERESTS

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Should transactions be envisaged with related parties for relevant amounts, at the request of the Board of Directors or any of its members, the Audit Committee shall render an opinion as to whether the conditions may be reasonably considered to be arm’s length.

•	A well-founded opinion is to be rendered and then communicated to the market on any transaction that entails or many entail a conflict of interest for the Company.

g.	CONFLICTS OF INTEREST WITH GOVERNANCE MEMBERS OR WITH THE CONTROLLING SHAREHOLDERS

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A well-founded opinion shall be rendered and then communicated to the market in the case of transactions for which there is or there may be an alleged conflict of interest between the company and the members of the Company’s governance or controlling shareholders.

h.	OPINION ON THE ISSUANCE OF SHARES – PROPOSED FEES AND STOCK OPTION PLANS.

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The Audit Committee is to render an opinion on compliance with the statutory requirements and on the reasonableness of the conditions surrounding the issuance of shares or securities convertible into shares in the event of capital increases with limited or null preemptive rights.

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The Audit Committee is to render an opinion on the reasonableness of the Board’s proposed fees and proposed stock option plans for the benefit of directors and managers that the Board of Directors is to submit to consideration by the Shareholders’ Meeting.

i.	ETHICS CODE (ETHICS).

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The Audit Committee shall see to it that the behavioral guidelines contained in the Company’s Ethics Code are permanently disseminated. In addition, the Audit Committee oversees enforcement of the ethics code through the mechanism to report irregularities referred to in e) above.

j.	AUDIT COMMITTEE OPERATION ISSUES.

•	The Committee’s Budget

The Audit Committee’s budget shall be submitted to the Board for its consideration and then to the Shareholders’ Meeting for approval.

•	The Audit Committee’s Annual Performance Report.

At the end of the fiscal year and at the time of considering the annual Financial Statements, the Committee must issue an annual report of the actions for which it is accountable to the Board.

•	Committee Training.

If the members of the Audit Committee saw it fit and necessary, they will procure the training required by their duties to enhance their competencies.

Abraham Perelman	Enrique Antonini	Leonardo Fernández
Director	Director	Director

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of Relationships with the markets

Dated: September 13, 2011